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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number __________________________________________

Ducati Motor Holding S.p.A.

(Translation of registrant’s name into English)

Via Cavalieri Ducati, 3 Bologna 40132 ITALY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒   Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUCATI MOTOR HOLDING S.p.A.
(Registrant)
Date 11 February 2005
* Print the name and title of the signing officer under his signature.	By:	FABRIZIO NARI

(Signature)*

Fabrizio Nardi
Investor Relations
Ducati Motor Holding S.p.A.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rules 13a-16 and 15d-16
under the Securities Exchange Act of 1934

General Instructions

A.	Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.	Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

	i.	makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or

	ii.	files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or

	iii.	distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning; changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of securityholders; transactions with directors, officers or principal securityholders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.	Preparation and Filing of Report.

(1) The Form 6-K report shall consist of a cover page, the report or document furnished by the issuer, and a signature page. An issuer must submit the Form 6-K report in electronic format via the Commission’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232) except as discussed below. An issuer submitting the Form 6-K in electronic format must provide the signatures required for the Form 6-K report in accordance with Regulation S-T Rule 302 (17 CFR 232.302). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 942-8900. For assistance with the EDGAR rules, call the Office of EDGAR and Information Analysis at (202) 942-2940.

(2) An issuer may submit a Form 6-K in paper under:

• Regulation S-T Rule 101(b)(1) (17 CFR 232.101(b)(1)) if the sole purpose of the Form 6-K is to furnish an annual report to security holders;

•

Regulation S-T Rule 101(b)(7) to provide a report or other document that the issuer must furnish and make public under the laws of the jurisdiction in which it is incorporated, domiciled or legally organized (the issuer’s “home country”), or under the rules of the home country exchange on which the issuer’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the issuer’s security holders, and, if discussing a material event, including the disclosure of annual audited or interim consolidated financial results, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR; or

• a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202).

Note to paragraph (2): An issuer that is or will be incorporating by reference all or part of an annual or other report to security holders, or of any part of a paper Form 6-K, into an electronic filing must file the incorporated portion in electronic format as an exhibit to the filing in accordance with Regulation S-T Rule 303(b) (17 CFR 232.303(b)).

(3) When submitting a Form 6-K in paper under one of the above rules, an issuer must check the appropriate box on the cover page of the Form 6-K. When submitting a Form 6-K in paper under a hardship exemption, an issuer must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form 6-K.

(4) An issuer furnishing the Form 6-K in paper under one of the above rules, or as otherwise permitted by the Commission, must deposit with the Commission eight complete copies of the Form 6-K report. An issuer must also file at least one complete copy of the Form 6-K with each United States stock exchange on which any security of the issuer is listed and registered under Section 12(b) of the Exchange Act. The issuer must have signed at least one of the paper copies deposited with the Commission and one filed with each United States stock exchange in accordance with Exchange Act Rule 12b-11(d) (17 CFR 240.12b-11(d)) when submitting the Form 6-K in paper to the Commission. An issuer submitting the Form 6-K in paper must also conform the unsigned copies. When submitting the Form 6-K in electronic format to the Commission, an issuer may submit a paper copy containing typed signatures to each United States stock exchange in accordance with Regulation S-T Rule 302(c) (17 CFR 232.302(c)).

D.	Treatment of Foreign Language Documents.

(1) An issuer must submit the Form 6-K report in electronic format in the English language in accordance with Regulation S-T Rule 306 (17 CFR 232.306) and Exchange Act Rule 12b-12(d) (17 CFR 240.12b-12(d)), as referenced in Regulation S-T Rule 306(a) (17 CFR 232.306(a)), except as otherwise provided by this Form. An issuer submitting the Form 6-K in paper must meet the requirements of Exchange Act Rule 12b-12(d) (17 CFR 240.12b-12(d)). In accordance with, or in addition to, the list of documents specified in Exchange Act Rule 12b-12(d)(2) (17 CFR 240.12b-12(d)(2)), an issuer must provide a full English translation of the following documents furnished under cover of Form 6-K whether submitted electronically or in paper:

•	press releases;

•

communications and other documents distributed directly to security holders for each class of securities to which a reporting obligation under Exchange Act Section 13(a) or 15(d) pertains, except for offering circulars and prospectuses that relate entirely to securities offerings outside the United States (“foreign offerings”); and

•	documents disclosing annual audited or interim consolidated financial information.

(2) In addition to the documents specified in Exchange Act Rule 12b-12(d)(3) (17 CFR 240.12b-12(d)(3)), an issuer may furnish under cover of Form 6-K, whether submitted electronically or in paper, an English summary instead of a full English translation of a report required to be furnished and made public under the laws of the issuer’s home country or the rules of the issuer’s home country stock exchange, as long as it is not a press release and is not required to be and has not been distributed to the issuer’s security holders. Such a document may include a report disclosing unconsolidated financial information about a parent company.

(3) An issuer is not required to submit under cover of Form 6-K an offering circular or prospectus that pertains solely to a foreign offering, even when an English translation or English summary is available, if the issuer has already submitted a Form 6-K or filed a Form 20-F or other Commission filing on EDGAR that reported material information disclosed in the offering circular or prospectus. If an issuer has not previously disclosed this material information to the Commission, it may submit in electronic format under cover of Form 6-K an English translation or English summary of the portion of the foreign offering circular or prospectus that discusses the new material information.

(4) Any submitted English summary must meet the requirements of Exchange Act Rule 12b-12(d)(3)(ii) (17 CFR 240.12b-12(d)(3)(ii)). An issuer may submit the unabridged foreign language report or other document along with the English summary or English translation as permitted by Regulation S-T Rule 306(b) (17 CFR 232.306(b)) for electronic filings and Exchange Act Rule 12b-12(d)(4) (17 CFR 240.12b-12(d)(4)) for paper filings.

http://www.sec.gov/divisions/corpfin/forms/6-k.htm
Last update: 11/04/2002

DUCATI GROUP QUARTERLY REPORT
AS OF 31 DECEMBER 2004

The consolidated report of Ducati Motor Holding S.p.A. and subsidiary companies (the Ducati Group) for the period ended 31 December 2004, stated in thousands of Euro, has been prepared and approved by the Board of Directors in accordance with the criteria set out in the statutory provisions regarding consolidated financial statements (except as indicated in the following paragraph with reference to the reporting of the results for the period gross of taxation), as interpreted and supplemented by the accounting provisions established by the Italian Accounting Profession or, in the absence thereof, by the International Accounting Standards Board (I.A.S.B.).

In order to interpret properly the information contained in the quarterly report of the Ducati Group, it is important to know that the accounting schedules for the three-month period ended 31 December 2004 have been prepared with the inclusion of the results for the period and the related balance sheet captions stated gross of taxation. The reasons for the preparation of the half-yearly report with the inclusion of the results for the period stated gross of taxation are supported by art. 81 of the enabling regulations for Decree 58 of 24 February 1998 that governs the issuers of shares. This criterion is also mentioned in Accounting Standard 30 issued by the Italian Accounting Profession with regard to interim financial statements.

INFORMATION ON GROUP OPERATIONS

Summary of Ducati Group results
(amounts in € ‘000)

	31/12/04	31/12/03

Net sales	382,762	388,241
Value of production	417,213	428,527
Value added	39,084	45,207
Value added%	9.4%	10.5%
Operating profit (EBITDA)	3,565	6,318
Operating profit% (EBITDA)	0.9%	1.4%
Results before taxation	(1,763)	120
Net profit	n.a	40
Results before taxation%	(0.4%)	—
Net profit%	n.a	—
Cash flow generated from operations	27,065	28,970
Net debt	115,854	117,175
Consolidated shareholders’ equity	155,860	158,399
Net additions to property, plant and equipment and intangible fixed assets	26,124	33,857
Debt / equity	0.75	0.74
EBITDA as% of net sales	10.2%	11.6%

n.a. (not applicable)

Summary of Ducati Group results
(amounts in € 000)

	IV Quarter 2004	IV Quarter 2003

Net sales	114,796	103.641
Value of production	96,157	113,955
Value added	12,933	14,129
Value added%	13.5%	12.5%
Operating profit (EBITDA)	5,531	3,359
Operating profit% (EBITDA)	4.8%	3.0%
Results before taxation	8,046	7,124
Results before taxation%	8.4%	6.3%
EBITDA as% of net sales	11.3%	13.6%

As mentioned above and allowed by art. 81 of the enabling regulations for Decree 58 of 24 February 1998 that governs the issuers of shares, the report as of 31 December 2004 has been prepared with the inclusion of the results for the period and the related balance sheet captions stated gross of taxation.  This fact must be considered when comparing such information with December 2003, when the results and the related balance sheet captions were stated net of taxation.

CORPORATE EVENTS DURING THE PERIOD ENDED 31 DECEMBER 2004

With respect to December 2003 it should be noted that, on 27 January 2004, Ducati Corse S.r.l. transferred 1% of the quota capital of Ducati.Com S.r.l. to Ducati Motor Holding S.p.A..
Furthermore, Ducati Benelux B.V. changed its name to Ducati North Europe B.V. on 11 February 2004.

On 14 April 2004, Ducati Retail S.r.l. was founded  with a majority interest of 99% held by Ducati Motor Holding S.p.A. and the remaining 1% interest held by third parties. This new subsidiary will be responsible for retail sale of Ducati products in areas not covered by the traditional distribution network. The products sold in this way will mainly comprise the following: bikes used by journalists during events and trade fairs and the sale of clothing and accessories at the Bologna airport sales outlet.

On 6 May 2004, Ducati Consulting  S.r.l. was founded with a majority interest of 85% held by Ducati Motor Holding S.p.A. and the remaining 15% interest held by third parties who will be responsible for providing consulting and logistic services to all the companies in the Ducati Group as well as suppliers and third parties.

Ducati.Com S.r.l. merged with Ducati Motor Holding S.p.A. on December  10, 2004. The company was entirely owned by Ducati Motor Holding S.p.A.. The merger took effect from a legal point of view on 31 December 2004, with accounting and fiscal effects backdated to January 1, 2004.

Following the merger, Ducati Corse S.r.l. which was formerly 99% owned by Ducati Motor Holding S.p.A. and 1% by Ducati.Com S.r.l., became 100% owned by Ducati Motor Holding S.p.A. .

The current composition of the Group is as follows:

Ducati Motor Holding S.p.A.
100%	Ducati North America Inc.
100%	Ducati France S.A.S.
100%	Ducati Motor Deutschland Gmbh
100%	Ducati Japan K.K.
100%	Ducati U.K. Ltd
100%	Ducati North Europe B.V.
100%	Ducati Corse S.r.l.
99%	Ducati Retail S.r.l.
85%	Ducati Consulting S.r.l.

Following the merger of Ducati.Com S.r.l. (which owned 1% of Ducati Corse S.r.l.) in Ducati Motor Holding S.p.A., explained in the chapter relating to “Corporate events”, Ducati Corse S.r.l. is currently 100% owned by Ducati Motor Holding S.p.A. .

Scope of consolidation

The scope of consolidation as of 31 December 2004 comprises the Parent Company, Ducati Motor Holding S.p.A., and the following subsidiary companies:

		Share	% ownership		% held by Group
		capital
Company	Location	Euro ‘000	direct	ind.	12/31/2004	12/31/2003

Direct subsidiaries
Ducati Deutschland G.m.b.h.	Colonia (D)	254	100%	—	100%	100%
Ducati France S.A.S.	Parigi (F)	605	100%	—	100%	99.9%
Ducati Japan K.K.	Tokyo (J)	134	100%	—	100%	100%
Ducati Benelux B.V.	Rotterdam (H)	2,601	100%	—	100%	100%
Ducati U.K. Limited	London (U.K. )	79	100%	—	100%	100%
Ducati North America Inc.	Cupertino (USA)	352	100%	—	100%	100%
Ducati Corse S.r.l.	Bologna (I)	15,000	100%	—	100%	100%
Ducati Retail S.r.l.	Bologna (I)	110	99%	—	99%	—
Ducati Consulting S.r.l.	Bologna (I)	100	85%	—	85%	—

The share capital of Ducati Japan K.K., Ducati North America Inc. and Ducati UK Limited has been translated to Euro using the period-end exchange rates.

In comparison with 31 December 2003, there are two new companies in the scope of consolidation: Ducati Retail S.r.l. and Ducati Consulting S.r.l. which were established during the 2004 fiscal year.

DIRECTORS AND OFFICERS

The Shareholders’ Meeting of the parent company held on 7 May 2002, followed by the Board Meeting held on 9 May 2002, appointed the new Board of Directors (confirming the entire outgoing Board) and established the powers and duties of the directors.  The new Board will remain in office until approval of the financial statements as of 31 December 2004; the annual remuneration of each director is € 15,000 each, in addition to the reimbursement of travel and other expenses incurred in the performance of their duties. The Chairman and Managing Director, Federico Minoli, waived this remuneration on acceptance of his appointment. As of 31 December 2004, the Board of Directors comprises:

Federico Minoli	Chairman, Managing Director and member of the Executive Committee

Giorgio Seragnoli	Vice Chairman and member of the Executive Committee

Mauro Benetton	Director

David Bonderman	Director and member of the Compensation Committee

Abel Halpern	Director, member of the Executive Committee and the Compensation Committee

Paolo Pietrogrande	Director, member of the Compensation Committee and the Internal Audit Committee

Dante Razzano	Director, member of the Executive Committee and the Compensation Committee

Ulrich Weiss	Director, member of the Compensation Committee and the Internal Audit Committee

Alessandro Marco Marcello Foti	Director and member of Internal Audit Committee

Andrea Lipparini	Director

Giles Thorley	Director

 The Shareholder’s Ordinary Meeting of  the parent company held on 6 May 2004 voted to nominate the new Director Giles Thorley, to replace David Choi who resigned: the former had already been co-opted onto the Board by the Board of Directors itself.

Giles Thorley nominated above will remain in office until approval of the financial statements as of 31.12.2004 and his annual remuneration will be € 15,000 in addition to the reimbursement of travel and other expenses incurred in the performance of his duties.

The Shareholders’ Meeting of the parent company likewise confirmed the Board of Auditors: the said Board will remain in office until approval of the financial statements as of 31 December 2006 and will be made up of the following persons with the following positions:

          •          Tamburini  Matteo, who will hold the office of Chairman of the Board of Auditors;
          •          Minguzzi  Prof. Italo Giorgio, who will hold the office of Auditor;
          •          Serantoni  Francesco, who will hold the office of Auditor;
          •          Nanni Costa  Gian Luca, who will hold the office of Assistant Auditor;
          •          Lantino  Salvatore, who will hold the office of Assistant Auditor.

Following the issue by Borsa Italiana S.p.A. of a code for the self-regulation of corporate governance by listed companies (the “Code”), it is confirmed that suitable information about corporate governance arrangements will be provided each year at the shareholders’ meeting, via a special report prepared in accordance with Stock Exchange guidelines.

At this time, information on the Company’s Code of Ethics and related rules of conduct, including those regarding insider dealing, has also been made known on an appropriate basis; these documents, approved on 14 November 2002, were modified slightly by the Board of Directors of Ducati Motor Holding S.p.A. on 5 November 2003.

With reference to the model for organisation and management required by Decree 231/2001 (hereafter referred to as the “Control Model”), the Board of Directors of the parent company approved the Company’s Control Model draft, as reviewed and approved by the Company’s Internal Audit Committee, at the meeting held on 5 November 2003 and authorised the above Committee to make changes to details and monitor implementation of the Model.

Other corporate events

In order to improve efficiency, at meetings held on 5 March 2003 (first part) and 8 April 2003 (second part), the Board of Directors of Ducati Motor Holding S.p.A. approved a reorganisation plan which provided for the termination by mutual agreement of a certain number of employees in exchange for severance incentives. These terminations took place during 2003.

The total estimated cost of the severance incentives envisaged in the above plan was originally about € 3.5 million. Under powers delegated by the Board of Directors, the Managing Director revised this estimate to about € 4 million during 2003, given the increased number of employees included in the plan and the consequently greater cost of the severance incentives. The cost of the reorganisation plan relates entirely to the 2003 financial year and has been recorded as a non-operating expense for that year in accordance with Italian Accounting Standard No. 19. In particular, paragraph C.V.h of this Standard establishes that the cost of severance incentives incurred on implementing reorganisation plans relates to the financial year in which the firm formally decides to implement such plans, and that the related provisions must be charged to the “non-operating expense” caption of the statement of operations. In the circumstances, this reorganisation plan was formally approved by the Board of Directors of the parent company at meetings held on 5 March (first part) and 8 April 2003 (second part), while the revised estimate of the total cost was made by the Managing Director, under powers granted by the Board, during 2003; this latest revision was then ratified at the Board Meeting held on 12 February 2004.

The parent company also decided to go ahead with the corporate merger of the subsidiary Ducati.Com S.r.l. with Ducati Motor Holding S.p.A.. This merger, which is possible under the provisions of articles 2501 – 2505 quater of the civil code as modified by Decree  No 6 dated 17/01/03,  has been proposed in order to rationalise and concentrate the Group’s financial management and treasury, as well as to eliminate duplication of legal and administrative structures, along with the resulting costs, charges and requirements.

The general iter was moved by approval of the merger project by the Board of Directors of the parent company, which took place on 11 March 2004 (art. 2501 bis cc.). The merger came into legal effect starting from 31 December 2004 with accounting and fiscal effects backdated to January 1, 2004.

The Shareholders Meeting for the parent company Ducati Motor Holding S.p.A., held on 6 May 2004, also voted the following:

•

Authorisation of the Board of Directors to acquire and dispose of their own shares under articles 2357 and 2357 ter of the Italian Civil Code and 132 of Decree No. 58/98 with the relevant operational modifications, up to a maximum of No. 15,556,800 shares with a nominal value of Euro 0.52 each, corresponding to approximately 9.8% of the subscribed and fully paid company capital. Such  operations may be carried out either together or in installments within 18 months of the vote being passed (6 May 2004) with an overall payment not exceeding € 27,058 million, equal to the sum of the Available Reserves and the Profits for Distribution, as resulting from the draft financial statements on 31 December 2003 on the condition that the minimum purchase price for each share must not be more than 10% (ten percent) lower than the reference price for said shares recorded by the On-Line Stock Market Listing managed by Borsa Italiana S.p.A. on the day immediately preceding each purchase. Nor must it be more than 10% (ten percent) higher than the reference price for said shares recorded by the On-Line Stock Market Listing managed by Borsa Italiana S.p.A. on the day immediately preceding each purchase.

•	Approval of the merger by incorporation of the company Ducati.Com S.r.l. into Ducati Motor Holding S.p.A. in compliance with art. 2502 of the Civil Code.

•

Approval of the proposed divisible share capital increase, paid, with share premium, with the waiver of pre-emption rights pursuant to art. 2441, paragraph 8, of the Italian Civil Code, in order to service the company stock option plan, reserved to Ducati Group employees only, by a maximum of € 824,200 and therefore not exceeding 1% of the existing share capital, to be carried out not later than 31 July 2011 via the issue of up to 1,585,000 ordinary shares, carrying dividend rights from 1 January of the year in which they are subscribed for and become fully paid according to law. This increase is subject to all the conditions foreseen by the Plan itself, with the additional specification that said new shares may be issued so as to partially serve the options assigned for the year 2004 to those Beneficiary Employees whose names have already been identified by the Body assigned for that purpose by the Board of Directors, according to the terms and methods set down in the Plan; will be issued at an overall price of € 1.3170 for each of said shares; to establish that, because of the specific dynamics of this capital increase, the long period allowed for the exercise of the option rights and the fact that the increase is divisible, mean that for all legal effects this capital increase is completed year by year for the amount that, year by year, has been properly subscribed and paid for.

•	Reworking of the entire statute and modification of articles 5 and 12 of the Rules for Meetings, in the light of the company law reform.

•

Transformation of the appreciation fund as per Law 342/2000, as modified by law 350/2003 – amounting to € 22,027,000 net of 19% tax - into available funds, to allow the company to use said funds to purchase and dispose of their own shares.

The Shareholders Meeting also gave the following informative note:

1.

on modification of the regulations regarding the granting of additional stock appreciation rights and/or rights to subscribe for and/or purchase shares that allows Executive Directors, managers (both management and employees and collaborators or consultants) (“Beneficiaries”) to subscribe for or purchase shares in the Company or obtain an equivalent sum of money, a summary of which is filed with the Company documents as modified by the Board of Directors on 3 March 2000, 14 February 2002 and 13 February 2003 (the “Plan”) so as to expressly include 5th and 6th level employees of the Ducati Group among the potential Beneficiaries from the Plan, further specifying that the Plan, modified as agreed, be enclosed as enclosure 8 to the Proposal Report, enclosed herewith under letter B;

2.

on the assignment of Options decided by the Board of Directors for the current year, specifying that the former comprise a total of No. 3,170,000 Options, corresponding to approximately 2% of the Company’s current stock, of which 500,000 have been assigned to Federico Minoli as Chairman and Managing Director of the Company, and the remaining portion (equivalent to 2,670,000) to the duly selected Beneficiaries;

3.

on the fact that, with reference to the Company’s compliance with the recommendations in the code for self-regulation of companies listed by Borsa Italiana S.p.A., and with its own system of corporate governance, a Report has been drawn up in accordance with the Stock Exchange Regulations - Section IA.2.12.

Introduction and adoption of IFRS (International Financial Reporting Standards)

Under European Regulation No. 1606 of July 2002, all European companies with shares listed on a regulated market must prepare their consolidated financial statements in accordance with IFRS (new name for the International Accounting Standards) accounting standards as from their 2005 financial year. As of that date, information for the 2004 financial year must also be presented for the purpose of comparison only.

This regulation applies to Ducati Motor Holding S.p.A., which is taking all necessary steps to make this transition to the IFRS. Specifically, plans have been drawn up both for the training of employees involved in the transition and to make technical and accounting resources available so that the impact of these new standards on the 2004 financial statements can be assessed as soon as possible, and significant accounting information made public. At the present date, the preliminary analysis activities of the main differences in comparison with the actual criteria have already been completed, as well as the benchmark analysis of companies in the same area and the training of personnel involved in the project. The main changes likely to occur to the accounting records as a result of adopting the new standards should principally relate to the treatment of research and development expenditure and to contracts that hedge exchange and interest-rate risks, the elimination of goodwill amortization and the introduction of impairment test on tangible and intangible assets; accounting in P.&L. of some already capitalized intangible assets; accounting of the stock option plan and employee benefits as well as the securitization of receivables.

Protection of personal information (Decree No. 196 dated 30 June 2003)

On November 11, 2004 the board of Directors of the parent company Ducati Motor Holding S.p.A approved the text of its security plan, in compliance with the provisions of enclosure B to Decree 196/03 “Consolidation Act on privacy”, containing provisions on the methods to be used in managing sensitive data by electronic means.

The Italian controlled companies are arranging to update the text of their security plan.

Reclassified consolidated statement of operations

	Year ended 12/31/2004		Year ended 12/31/2003

	€ 000%		€ 000%

Net sales	382,762	91.7	388,241	90.6
Change in work in progress, semi-finished and finished products	(10,277)	(2.5)	(2,862)	(0.7)
Capitalisation of internal costs	9,964	2.4	7,267	1.7
Other operating revenues	34,764	8.3	35,881	8.4

Value of production	417,213	100.0	428,527	100.0
Consumption of raw materials	(179,085)	(42.9)	(191,364)	(44.7)
Other operating expenses	(141,381)	(33.9)	(134,648)	(31.4)
Provisions for doubtful accounts and writedowns	(1,176)	(0.3)	(1,320)	(0.3)
Provisions for risks and charges	(5,307)	(1.3)	(4,746)	(1.1)
Payroll and related costs	(51,180)	(12.3)	(51,242)	(12.0)

Gross operating profit (EBITDA)	39,084	9.4	45,207	10.5
Depreciation of property, plant and equipment and amortisation of intangible fixed assets	(35,519)	(8.5)	(38,889)	(9.1)

Operating profit	3,565	0.9	6,318	1.4
Financial income	13,310	3.2	14,802	3.5
Financial charges	(18,074)	(4.3)	(21,558)	(5.0)
Reserve for gains from net disposal	—	0.0	—	0.0
Non-operating income	—	0.0	98	0.0
Non-operating expense	(171)	(0.0)	(141)	(0.0)
Out-of-period taxation	(393)	(0.1)	(587)	(0.1)
Non-operating income - trademark revaluation ***	—	0.0	5,234	1.2
Restructuring costs	—	0.0	(4,046)	(0.9)

Profit (loss) before income taxes and minority interest	(1,763)	(0.4)	120	0.0

Minority interest	—	0.0	—	0.0

Profit (loss) before income taxes	(1,763)	(0.4)	120	0.0

Income taxes			(80)	0.0

Result for the period			40	0.0

EBITDA in absolute terms and as a% of net sales	39,084	10.2%	45,207	11.6%

**

This refers to non-operating income representing defereed tax assets paid compared with the amount shown in the previous consolidated financial statement, due to the trademark revaluation made in 2003 under the law 342 dated November 21,2000

As mentioned above and allowed by art. 81 of the enabling regulations for Decree 58 of 24 February 1998 that governs the issuers of shares, the report as of 31 December 2004 has been prepared with the inclusion of the results for the period and the related balance sheet captions stated gross of taxation. This fact must be considered when comparing such information with prior periods, when the results and the related balance sheet captions were stated net of taxation.

Reclassified consolidated statements of operations

	IV Quarter ended 12/31/2004		IV Quarter ended 12/31/2003

	€ 000%		€ 000%

Net sales	114,796	119.4	103,641	90.9

Change in work in progress, semi finished and finished products	(30,486)	(31.7)	(2,136)	(1.9)
Capitalisation of internal costs	5,096	5.3	1,887	1.7
Other operating revenues	6,751	7.0	10,563	9.3

Value of production	96,157	100.0	113,955	100.0
Consumption of raw material	(34,771)	(36.2)	(50,641)	(44.40)
Other operating expenses	(33,988)	(35.3)	(33,236)	(29.2)
Provision for doubtfoul accounts and write dows	(771)	(0.8)	(854)	(0.7)
Provision for rosks and charge	(1,483)	(1.5)	(2,084)	(1.8)
Payroll and related costs	(12,211)	(12.7)	(13,011)	(11.4)

Gross operating profit (EBITDA)	12,933	13.5	14,129	12.5

Depreciation of property, plant and equipment and amortisation of intangible assets	(7,402)	(7.7)	(10,770)	(9.0)

Operating profit	5,531	5.9	3,359	3.5
Financial income	6,957	7.20	5,927	5.0
Financial charge	(4,308)	(4.5)	(6,898)	(5.8)
Non-operating income	—	0.0	—	0.0
Non-operating expense	(81)	(0.1)	191	0.0
Out of period taxation	(53)	(0.1)	(143)	0.0
Non operatin income - trademark revaluation	—	0.0	5,234	4.4
Non-operating expense restructuring costs	—	0.0	(546)	(0.5)

Profit (loss) before income taxes and minority interest	8,046	8.4	7,124	6.7
Minority interest	—	0.0	—	0.0

Profit for the period before income taxes	8,046	8.4	7,124	5.8

EBITDA in absolute terms and as% of net sales	12,933	11.3%	14,129	13.6%

Reclassified consolidated balance sheet

	Year ended 12/31/2004		Period ended 9/30/2004		Year ended 12/31/2003

	€ 000%		€ 000%		€ 000%

Current assets
Cash and cash equivalents	33,327		29,423		23,973
Trade receivables, net	84,333		54,482		80,421
Inventories	92,293		125,148		104,774
Other current assets	18,642		17,626		18,869
Other current assets - Credit Link	15,000		18,000		—

Total current assets	243,595	54.4%	244,679	54.9%	228,037	49.9%

Non-current assets
Property, plant and equipment, net	62,961		60,957		67,167
Intangible fixed assets	119,532		117,626		124,721
Equity investments	20		20		12
Non-current assets - Credit Link/ABS	10,000		10,000		25,000
Other non-current assets	11,822		11,997		12,096

Total non-current assets	204,335	45.6%	200,600	45.1%	228,996	50.1%

Total assets	447,930	100%	445,279	100%	457,033	100%

Current liabilities
Due to banks	93,346		83,439		65,587
Current portion of long-term debt	61,850		69,783		3,740
Trade payables	77,112		88,188		89,503
Due to tax authorities	7,406		4,412		12,212
Other current liabilities	16,335		16,780		15,930
Provisions for risks and charges – current portion	3,871		4,092		4,011

Total current liabilities	259,920	58.0%	266,694	59.9%	190,983	41.3%

Long-term liabilities
Long-term debt,
net of current portion	7,116		3,948		81,882
Employees’ leaving entitlements	9,253		9,087		8,277
Deferred income taxes	86		119		35
Due to tax authorities	1,292		1,202		—
Other long-term liabilities	11,869		12,611		14,939
Provisions for risks and charges – long-term portion	2,518		2,518		2,518

Total long-term liabilities	32,134	7.2%	29,485	6.6%	107,651	23.6%

Total liabilities	292,054	65.2%	296,179	66.5%	298,634	65.4%

Shareholders’ equity
Share capital	82,590		82,590		82,420
Reserves	75,033		76,303		77,381
Net profit (loss) for the period	(1,763)		(9,820)		(1,559)

Total Group shareholders’ equity	155,860	34.8%	149,073	33.5%	158,242	34.6%

Minority interest	16		27		—
Total liabilities and shareholders’ equity	447,930	100%	445,279	100%	456,876	100%

*

The consolidated shareholders’ equity of the Ducati Group as of 31 December 2004 and 30 September 2004 includes the results stated gross of taxation; as a result, the “Due to tax authorities” caption does not include the tax liability for the half-year period; the “Other current assets” caption does not reflect the recognition or usage of deferred (prepaid) tax assets.

The balance sheet as of December 31, 2003 contains, with respect to a pre-tax situation:
	•	higher deferred tax assets of € 3,298 thousand;
	•	lower net amounts due to the tax authorities of € 3,378 thousand.

The working capital of the Ducati Group (defined as trade receivables plus inventory less trade payables) as of 31 December  2004 amounts to € 99.5 million, compared with € 95.7 million of 31 December 2003 with an increase of € 3.8 million.

The individual captions are analysed below:

Trade receivables

Net trade receivables as of 31 December 2004 and 2003 amount to € 84.3 million and € 80.4 million respectively, representing 22.07% and 22.7% respectively of net sales. The comparison of trade receivables amounts between the two years is also connected to the securitization operation as explained in the following section on “Financial assets”.

Inventories

Inventories as of 31 December 2004 and 2003 amounted to € 92.3 million and € 104.8 million respectively, representing 24.1% and 27.0% of net sales, following a decrease over the year of € 12.5 million. This rise is mainly due to our stock reduction strategy.

Trade payables

Trade payables amount to € 77.1 million as of 31 December 2004 and € 89.5 million as of 31 December 2003, with a decrease of € 12.4 million.

The decrease was mainly due to a fall in production and therefore a reduced purchase of raw materials.

Consolidated Statement of Cash Flows

	Year ended 31/12/04	Period ended 30/09/04	Year ended 31/12/03

	€ 000	€ 000	€ 000
Cash flow generated by operating activities
Net profit (loss) for the period	(1,763)	(9,820)	40
Change in cumulative translation adjustment	(1,012)	258	(1,381)
Change in minority interests	—	27	—
Adjustments to reconcile net profit (loss) with the movements of funds generated by (used in) operating activities:
- Amortisation, depreciation and writedowns	35,519	28,117	38,889
- Deferred income taxes	51	84	—
- Net change in employees’ leaving entitlements	976	810	1,151
Change in operating assets and liabilities
- Trade receivables	(3,912)	25,939	1,621
- Inventories	12,481	(20,374)	6,653
- Other current assets	365	1,243	(1,443)
- Trade payables	(12,391)	(1,315)	(5,611)
- Other current liabilities	265	931	(4,781)
- Due to tax authorities	(3,514)	(6,598)	6,858
- Other long-term assets and liabilities	—	—	(13,026)

Net cash generated by operating activities	27,065	19,302	28,970

Cash flow (used in) generated by investing activities
Net change in property, plant and equipment	(10,472)	(8,563)	(15,746)
Net change in intangible fixed assets	(15,652)	(6,249)	(18,110)
Decrease (increase) in equity investments	144	—	—
Other non-current assets	—	91	66

Net cash used in investing activities	(25,980)	(14,721)	(33,790)

Net cash generated by operating activities less cash flow used in investing activities	1,085	4,581	(4,820)

Cash flow (used in) generated by financing activities
Change in short- and long-term debt	29,533	21,694	30,169
Subscription to (buy back of) bonds	(21,500)	(18,000)	(15,336)
Increase in share capital and reserves	236	236	—
Other non-current financial assets	—	(3,061)	(10,000)

Net cash (used in) generated by financing activities	8,269	869	4,833

Increase (decrease) in cash on hand, bank deposits and securities	9,354	5,450	13

Cash and cash equivalents, beginning of the period	23,973	23,973	23,960

Cash and cash equivalents, end of the period	33,327	29,423	23,973

The statements of cash flows for the periods ended 31 December 2003 report net profit after tax and the resulting changes in the corresponding balance sheet captions.  The statement of cash flows for the period ended 31 December 2004 reports the results for the period gross of taxation since this has not been determined and, consequently, there have been no changes in the corresponding balance sheet captions with regard to taxation.

Cash flow from operating activities, amounting to € 27.1 million as of 31 December 2004 compared with € 29.0 million as of 31 December 2003, shows a decrease of € 1.9 million in cash flow generated in 2004, with respect to 2003.

The decline in cash flow generated from operating activities in the period ending 31 December 2004 was affected by the results for the year, € 1.8 million lower than in 2003,

as well as the variation in the level of working capital cash flows between 2003 and 2004 (defined as the difference between trade receivables, inventories and trade payables) of € 6.4 million, lower depreciation of € 3.4 million and tax payables which used cash for € 10.4 million, counterbalanced by a variation in other net assets and liabilities, which generated  € 10.4 million cash.

The use of cash relating to tax payables is mainly due to the results stated gross of taxation as well as the extraordinary accounting for the previous year of the tax charges arising from the revaluation of the brand name. With reference to the generation of cash from other net assets and liabilities it is mainly due to the increased use of warranty provision in the previous year as well as the higher deferred tax assets relating to the above-mentioned revaluation of the brand name.

Investing activities

Additions to property, plant and equipment amounted to € 10.5 million in the period ending 31 December 2004 compared with € 15.7 million in the same period of last year, (down € 5.2 million). This decrease is mainly concentrated in new product industrialization due to the delay in the introduction of the new Monster S2R.

Investment in intangible fixed assets amounted to € 15.7 million for the period ending 31 December 2004 compared with € 18.2 million in the previous year, (down € 2.5 million). This reduction was due to the level of investment in research and development, which peaked during the previous periods with the complete renewal of the product range.

During the last quarter of the year 2004 costs in research and development relating to the motorcycle for the Grand Prix were capitalized. This capitalization relates to costs for the vehicle whose technical solutions will directly affect the development of the Grand Prix road-version already considered in production plans and already presented to the public during the World Ducati Week in May 2004.

Financing activities

The cash generated by financing activities amounted to € 8.3 million to 31 December 2004, against a cash flow of  € 4.8 million used during the previous year.

This change in financing activities is a consequence of the following transactions carried out in 2004, as well as those discussed in the section of this report on the consolidated net financial position:

Securitisation

Ducati Motor Holding S.p.A. signed a five-year contract, pursuant to Law 130/99, for the disposal of trade receivables under revolving securitization arrangements (asset-backed securities). This securitization of trade receivables is part of a project to modify the administration of customer credit. This involves a move from factoring to direct management of both the collection risk and the financing of the commercial network. These activities were previously carried out by a factoring company. In this way, Ducati achieved considerable savings on commissions and charges for the without-recourse disposal of receivables, and earns interest income on dealer financing activities.

The following information is provided in compliance with Consob communication no. DAC/RM/97003369 of 9 April 1997 regarding the accounting recognition of transactions involving the disposal of receivables.

Starting from 30 December 2002, further receivables were sold on a more or less monthly basis. These receivables have been sold, without recourse, to a special-purpose vehicle called Ducati Desmo Finance 1 (D.D.F.1) S.r.l. established pursuant to Law 130/99, by two Dutch foundations, Stichting Syros and Stichting Kea, that are not linked to the Ducati Group by any form of ownership interest, pact and/or agreement that would require their recognition as subsidiaries and/or related parties. The above foundations sold their holdings in D.D.F.1 to SVM Securitisation Vehicles Management S.r.l. and to Finanziaria Internazionale Securitisation Group S.p.A., both with registered offices in Conegliano (TV). They are not linked to the Ducati Group by any form of ownership interest, pact and/or agreement that would require their recognition as subsidiary and/or related parties.

The purchase on 30 June 2003 was financed via the issue of bonds by D.D.F.1 S.r.l. with a nominal value of € 43 million, of which € 33 million are Class A and € 10 million are Class B.

The Class A bonds were subscribed to entirely by Banca Intesa, which then sold 99.5% of them to Romulus Funding Inc., a finance company registered in Delaware (U.S.A.) that is wholly owned by Global Securitization Services LLC. The Ducati Group is not linked to these companies by any form of ownership interest, pact and/or agreement that would require their recognition as subsidiaries and/or related parties. Romulus Funding Inc. financed the transaction by issuing Asset-backed Commercial Papers.

On 21 December 2004 Ducati Desmo Finance 1 S.r.l. issued new Class A bonds for an amount of € 12,000,000 entirely taken up by Romulus Funding Inc.

The Class B bonds were taken up in full, € 10 million, by Ducati North America Inc., the Ducati Group’s subsidiary operating in the Canadian and American markets. The bonds taken up by Ducati North America Inc. on 30 June 2003 were issued with a maturity date of 28 July 2009 and earn interest at 3-month Euribor, paid quarterly in arrears on 28 January, April, July and October of each year; payment of interest is subject to the vehicle cash requirements, for monthly purchase of  receivables. The above mentioned bonds are classified as financial fixed assets since they cannot be sold during the two years subsequent to their subscription date. The repayment of these bonds is subordinated with respect to the Class A bonds (issued by D.F.F.1 and mostly taken up by Romulus Funding Inc.).

A number of foreign subsidiaries were also involved in the securitisation operation starting from 2003.

Currently, four companies in the Ducati Group are involved (Ducati Motor Holding, Ducati France, Ducati UK and Ducati Motor Deutschland).

From an operational point of view, disposals in foreign subsidiaries have been achieved by the sale, without recourse, of receivables due to the subsidiaries themselves to Ducati Motor Holding, which in turn transferred said receivables to the vehicle company.

The total net nominal value of the receivables sold, the amount collected and the deferred portion are indicated below:

	2004		2003

Nominal value of receivables sold to the SPV (turnover)	127.08	*	116.00
Payments received from the SPV	117.30		110.10
Interest and expenses	0.80		0.80
Amount deferred	8.61		5.10

* inc. AUD 6.5 million, CHF 4.3 million and GBP 10.3 million

EFFECT ON THE FINANCIAL POSITION

Receivables not collected by the SPV and not yet due	33.80	34.30
Receivables not collected by the SPV but due	13.60	3.00

Total receivables to be collected by DDF1	47.40	37.30
Amount deferred	(8.61)	(5.10)
Receivables collected by DMH on behalf of the SPV but not yet paid over to that entity	(4.50)	(0.50)

Total effect on the financial position	34.29	31.70

The amount of € 34.29 million as of 31 December 2004 (€ 31.7 million as of 31 December 2003) represents the amount already collected by the Group in relation to receivables that the vehicle company had not yet collected from customers. Accordingly, in the absence of securitisation, the Group’s receivables and net short-term borrowing position as of 31 December 2004 would have been greater by € 34.29 million (€ 31.7 million as of 31 December 2003).

Since securitisation is without recourse, the nominal value of sold receivables is deducted from the “trade receivables” caption at the time of disposal, against recognition of the amount collected as liquidity and of the amount deferred as a receivable from the vehicle company. The amount due from the vehicle company as of 31 December is classified among trade receivables because of the commercial nature of the sold receivables. The initial costs associated with this revolving securitisation, totalling € 1.1 million, have been recorded as deferred charges and are being amortised over five years. This period reflects the expected duration of the operation, since the portfolio sold is considered to be of high quality and, as such, the risk that the revolving securitisation will terminate early is deemed to be remote.

The receivables sold, recorded in special sectional customer accounts held on behalf of the vehicle company, are settled on collection by increasing the liability to D.D.F.1. Credit transfer instructions are then given in favor of the vehicle company for the total amount collected, as soon as such collection has been recorded.

Exchange differences and commissions associated with the securitisation are reflected in the statement of operations.

The securitisation essentially exposes the Ducati Groupto the risk of not collecting the deferred amount which, under agreements between the vehicle company and its creditors, is subordinated by the repayment of the bonds and the reimbursement of all its operating costs and, therefore, to the collection of the sold receivables. This risk was taken into account when determining the allowance for doubtful accounts.

In addition, Ducati North America Inc. is also exposed to the risk that the Class B bonds might not be repaid if the sold receivables are not collected, since Class B bonds are subordinate to Class A bonds. This risk is currently considered remote by the Group in view of the high quality of the portfolio sold. Under a “commitment letter” in favour of the vehicle company signed by Ducati Motor Holding S.p.A., the latter is committed to covering the operating costs of Ducati Desmo Finance 1 S.r.l. and in taking all necessary action to ensure that it is not declared bankrupt and/or wound-up, excluding possible dishonor of account receivables.

On 21 December 2004, as part of the securitisation of trade receivables, San Paolo IMI S.p.A. released a guarantee on behalf of Ducati Motor Holding S.p.A. in favor of Ducati Desmo Finance 1 (D.D.F.1) S.r.l. for a maximum amount of € 5,800,000 to guarantee any amounts deducted from the amounts payable to companies at the time of payment of sales target premiums by the Company.

Repurchase of bond

As of 31 December 2003 the parent company Ducati Motor holding S.p.A. bought back into the market some tranches of the Bearer Bond for € 24,336,000.

During 2004 Ducati Motor Holding S.p.A. bought back in the market part of the Bearer Bond issued on 31 May 2000 with maturity on 31 May 2005 in five operations, as follows:

	Nominal Value	Payment date	Value date

First operation	€10,000,000	10/02/2004	13/02/2004
Second operation	€5,000,000	12/03/2004	15/03/2004
Third operation	€3,000,000	01/09/2004	01/09/2004
Fourth operation	€1,200,000	03/12/2004	08/12/2004
Fifth operation	€2,300,000	09/12/2004	14/12/2004

The first operation with a nominal value of € 10,000,000 was acquired at a price of € 100.72 with a purchase premium of € 72,000;

the second operation with a nominal value of € 5,000,000 was acquired at a price of € 101.50 with a purchase premium of € 75,000;

the third operation with a nominal value of € 3,000,000 was acquired at a price of € 101.90 with a purchase premium of € 57,000;

the fourth operation with a nominal value of € 1,200,000 was acquired at a price of € 101.00 with a purchase premium of € 12,000;

the fifth operation with a nominal value of € 2,300,000 was acquired at a price of € 100.52 with a purchase premium of € 11,960.

For the year ended 31 December 2004, the five operations had been cancelled.

The net bonded debt exposure on the date this report was prepared amounted to € 54,164,000.

Moreover during the year ended 31 December 2001, a financial transaction called “Credit Link” was carried out for € 15.0 million, and is closely connected with the issue of the Bond Loan as better explained in the above mentioned note relates to the “Net financial position”.

The related costs have been reclassified as financial charges.

The financial position of the Ducati Group as of 31 December 2004 is solid and able to guarantee that the funds necessary to refinance the outstanding bond, maturing on May 31, 2005, will be sourced.

In order to achieve this objective, the Group is currently assessing the various types of financial instruments available in the lending markets including a bond issue, which should be concluded by May 2005.

NOTES TO FINANCIAL STATEMENTS

The quarterly Report has been drawn up in accordance with the procedural Regulation in Legislative Decree no. 58 of 24 February 1998, regarding issuing companies. The report has not been subjected to a financial audit.

The accounting principles and the consolidation criteria adopted are those shown in the consolidated financial statement as of 31 December 2003 and are similar to those used in compiling the consolidated accounts for the first, second and third three-month periods 2004 and 2003.

The accounting data as of 31 December  2004, as well as those for the three-month periods ending on September 30, 2004, June 30, 2004 and 31 December 2003, do not contain estimates that are different from those used to compile the annual financial statement, except for the assessment which took place in the last quarter of 2004, on the basis of a third party appraisal, relative to the useful lives of some categories of property plant and equipment, particularly: non-specific plants (from 10 to 15 years), specific plants (from 5.7 to 12 years), automated workstations (from 4.5 to 12 years).

On the basis of the said appraisal, a further consideration about a more accurate split of the historical cost between land and building was carried out. These considerations were also functional to the imminent introduction of IFRS (International Financial Accounting Standards) as from the 2005 financial year. As a result of applying these new considerations, the book value of these properties, plants and equipment as of 31 December 2004 is higher by € 2.1 million.

Consolidated net financial position

	Year ended 31/12/04	Period ended 30/09/04	Year ended 31/12/03

	€ 000	€ 000	€ 000
Cash and cash equivalents	30,044	25,877	23,582
Own share	3,283	3,546	391
Credit Link	15,000	15,000	—
Due to banks	(93,346)	(83,439)	(65,587)
Bonds	(54,164)	(57,664)	—
Current portion of amounts due to other providers of funds	(7,686)	(9,119)	(3,740)

Net short-term financial position	(106,869)	(105,799)	(45,354)
Credit Link – Long-term investment	—	—	15,000
Asset-back securities - Long-term investment	10,000	10,000	10,000
Bond	—	—	(75,664)
Long-term debt, net of current portion	(7,116)	(3,948)	(6,218)
Due to other providers of funds, net of current portion	(11,869)	(12,611)	(14,939)

Total	(115,854)	(112,358)	(117,175)

The effect of the securitisation arrangements must be considered in order to properly understand the changes in the consolidated net financial position. This effect is described in the section on “Financing activities”.

*  The net financial position does not include:

•

the interest accrued on the bond outstanding as of 31 December 2004, totalling € 2,054,000 (€ 2,869,000 as of 31 December 2003). This amount is recorded as an accrued expense and will be paid when the coupon matures on 31 May 2004.

•

the interest income accrued on the “Credit Link” as of 31 December 2004, totalling € 510,000 (€ 510,000 as of 31 December 2003). This amount is recorded as accrued income and will be collected on the maturity of the coupon, which is tied to the same dates as the bond.

Note that:

1.

During 2003 and 2004 Ducati Motor Holding S.p.A. made purchases of its own shares, in full compliance with the applicable regulations, in order to support the liquidity of Ducati shares on the Italian stock market. These purchases were made in accordance with the shareholders’ authorisations dated 7 May 2002 and 6 May 2004 and were disclosed to Consob on a timely basis. As of 31 December 2004, the Company holds a total of 3,769,249 its own shares (293,235 as of 31 December 2003). Their reported value for € 3,288,000 reflects the market valuation of these shares as of 31 December 2004: € 0.871 each.

2.

During the year ended 31 December 2001, a financial transaction called “Credit Link” was carried out for € 15.0 million, and is closely connected with the issue of the Bond Loan and, in particular, the relevant risk of default. The default risk refers to the non-fulfilment by Ducati Motor Holding S.p.A. of its financial obligations under the terms of the loan, up to a maximum amount of € 15.0 million. This operation, carried out to maximize the benefit deriving from the liquid funds generated during the year, was formalized through the purchase of a bond issued by the Dutch branch of Banca Nazionale del Lavoro, which yields an annual coupon paid in arrears of 5.89%. The bond was issued on 13 July 2001 and expires on 31 May 2005. The maturities of the Credit Link and the relevant interest instalments are tied to those of the Bond Loan.

3.

The item on bonds relates to the residual liability of € 54,164,000 on the bond issued on 31 May 2000, after buy backs made up until 31 December 2004 were already cancelled. The bonds will expire on 31 May 2005, for that reason in the period ended 31 December 2004 they have been reclassified in the short-term financial position.

4.	Short-term bank loans include:

-

a loan of € 10,336,000 obtained for the buy back of a part of the Bearer Bond in order to contain the exposure to interest rates. This loan, obtained on 30 May 2003 an overdue on 29 November 2004, was renewed until 15 March 2005, and bears interest at 3-month Euribor. This loan is linked with an interest-rate swap that fixes the interest rate at 2.95% on  € 5,336,000 and 2.8% on € 5,000,000.

-

a short-term loan of € 5,000,000 obtained for the buy back of a part of the Bearer Bond in order to contain the exposure to interest rates. This loan, obtained on 27 October 2003, is repayable within 18 months less one day and bears interest at 3-month Euribor. It is linked with an interest-rate swap that fixes the interest rate at 2.72%, expiring on 26 April 2005.

-

A short-term loan of € 10,000,000 obtained for the buy back of a part of the Bearer Bond in order to contain the exposure to interest rates. This loan, obtained on 12 February 2004, is repayable on 12 May 2005, and bears interest at 3-month Euribor. It is linked with an interest rate swap that fixes the interest rate at 2.215%, expiring on 2 August 2005.

-

A short-term loan of € 5,000,000 obtained for the buy back of a part of the Bearer Bond in order to contain the exposure to interest rates. This loan, obtained on 15 March 2004, is repayable within 15 months (15 June 2005) , and bears interest at 3-month Euribor. It is linked with an interest rate swap that fixes the interest rate at 2.095%, expiring after 15 months.

	-	Short-term loans totalling € 6,753,000 arranged in the period September/December 2004 expiring on May 31, 2005. These loans are not linked with any interest rate swap.
	-	Six short-term loans totaling € 28,500,000 arranged in the period June/December 2004 expiring within February 2005. These loans are not linked with any interest rate swap.
	-	A Short term loan of € 3,883,000 expiring on 28 February 2005 relates to advances payment on invoice.
	-	The balance of € 19,496,000 reflects the short-term amount due to banks for ordinary account.

5.	The current portion of amounts due to other providers of finance includes:

	-	the current portion of amounts due to leasing companies, € 3,152,000;
	-	receivables collected on behalf of D.D.F.1 S.r.l. as part of the securitization, € 4,507,000, but not yet paid over to that company;
	-	the amount of € 27,000 refers to the subsidiary Ducati Japan.

6.

The item Asset-backed Securities refers to the Class B bond subscribed by the subsidiary Ducati North America Inc. These Asset Backed Securities come within the wider securitisation operation described in the item “Financial operations” and are deferred with respect to the Class A bonds. These bonds issued with maturity date 28/07/2009 are interest-bearing at 3-month Euribor, paid quarterly on 28 January, April, July and October of each year, and were classified among financial assets since they cannot be sold for two years following the date of subscription.

7.	Long-term debt totaling € 7,116,000 includes:

-

six long-term loans totalling € 7,116,000 , of which the first two arranged in July 2003 for € 471,000 and € 747,000, the third for € 2,316,000 arranged in April 2004, the fourth for € 290,000 arranged in June 2004 and the fifth for € 121,000 arranged in July 2004 and the sixth for € 3,158,000 arranged in December 2004. Exposure also includes the relative interest for € 3,000. These are loans with interest-relief obtained under contracts between Ducati Motor Holding S.p.A. and the Ministry for Productive Activities for projects linked with the Technological Innovation Fund (F.I.T.), increased by the interest accrued during the period.

8.	The amount of € 11,869,000 includes the long-term portion of amounts due to leasing companies.

No guarantees have been given in relation to the loans mentioned in this paragraph.

Summary of movements in group share of consolidated shareholder’s equity interest (€ /000)

	Balance as of 12/31/2003	Allocation of prior period results	Other movements	Changes in the cumulative translation adjustment	Increases in stock option share	Results for the period	Balance as of 12/31/2004

Share capital	82,420	—	—	—	170	—	82,590
Share premium reserve	19,488	—	(2,892)	—	66	—	16,662
Revaluation reserve, Law 342	46,265	—	—	—	—	—	46,265
Legal reserve	287	—	—	—	—	—	287
Reserve for own shares held	391	—	2,892	—	—	—	3,283
Statutory reserve	146	—	—	—	—	—	146
Cumulative translation adjustment	534	—	—	(1,012)	—	—	(478)
Extraordinary reserve	2,820	—	—	—	—	—	2,820
Retained earnings (losses)	6,008	40	—	—	—	—	6,048
Results for the period	40	(40)	—	—	—	(1,763)	(1,763)

Total Shareholders’ Equity	158,399	—	—	(1,012)	236	(1,763)	155,860

Sector information for the Group

	MOTORCYCLES		SPARE PARTS		ACCESSORIES & APPAREL		OTHER		TOTAL

	Dec. 04	Dec. 03	Dec. 04	Dec. 03	Dec. 04	Dec. 03	Dec. 04	Dec. 03	Dec. 04	Dec. 03

Net sales	302,179	315,959	42,596	40,994	32,389	28,304	5,598	2,984	382,762	388,241
% of net sales	78.9%	81.4%	11.1%	10.6%	8.5%	7.3%	1.5%	0.7%	100.0%	100.0%
Cost of goods sold	(212,348)	(225,354)	(11,054)	(10,474)	(19,236)	(16,178)	(2,208)	(1,400)	(244,846)	(253,406)

Gross profit	89,831	90,605	31,542	30,520	13,153	12,126	3,390	1,584	137,916	134,835
% of net sales	29.7%	28.7%	74.0%	74.4%	40.6%	42.8%	60.6%	53.1%	34.7%	39.6%

% of total gross profit	65.1%	67.2%	22.9%	22.6%	9.5%	9.0%	2.5%	1.2%	100.0%	100.0%
Other operating revenues	18,079	17,888	2,436	2,242	3,882	2,885	321	163	24,718	23,178
Selling expenses	(68,373)	(63,804)	(24,334)	(19,948)	(10,850)	(9,009)	—	—	(103,557)	(92,761)
General and administrative expenses	(12,259)	(12,958)	(1,728)	(1,681)	(1,314)	(1,160)	(128)	(24)	(15,429)	(15,823)
GP - R&D costs	(3,308)	(3,586)	(467)	(466)	(355)	(322)	(62)	(35)	(4,192)	(4,409)
Other income (charges)	(297)	153	(42)	20	(32)	14	—	—	(371)	187
Depreciation and amortisation	(30,253)	(33,622)	(4,265)	(4,363)	(870)	(880)	(132)	(24)	(35,520)	(38,889)
						0

Operating profit	(6,580)	(5,324)	3,142	6,324	3,614	3,654	3,389	1,664	3,565	6,318
% of net sales	-2.2%	-1.7%	7.4%	15.4%	11.2%	12.9%	60.5%	55.8%	1.6%	1.6%

% of total operating profit	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Non-operating income and expense									(564)	558
Financial income and expense									(4,764)	(6,756)

Profit (loss) before taxation and minority interests									(1,763)	120

Income taxes										(80)
Net profit (loss) for the period										40

EBITDA	23,673	28,306	7,407	10,682	4,484	4,531	3,521	1,688	39,085	45,207

% of net sales	7.8%	8.9%	17.4%	26.1%	13.8%	16.0%	62.9%	56.6%	10.2%	10.6%
% of total EBITDA	60.6%	62.6%	19.0%	23.6%	11.5%	10.0%	9.0%	3.7%	100.0%	100.0%

Sector information for the Group

	MOTORCYCLES		SPARE PARTS		ACCESSORIES & APPAREL		OTHER		TOTAL
	IV Q. 04	IV Q. 03	IV Q. 04	IV Q. 03	IV Q. 04	IV Q. 03	IV Q. 04	IV Q. 03	IV Q. 04	IV Q. 03

Net sales	97,936	86,210	8,976	9,170	7,123	6,397	761	1,864	114,796	103,641
% of net sales	85.3%	83.2%	7.8%	8.8%	6.2%	6.2%	0.7%	1.8%	100.0%	100.0%
Cost of goods sold	(68,779)	(62,174)	(2,809)	(2,233)	(4,345)	(3,715)	(524)	(855)	(76,457)	(68,977)

Gross profit	29,157	24,036	6,167	6,937	2,778	2,682	237	1,009	38,339	34,664
% of net sales	29.8%	27.9%	68.7%	75.6%	39.0%	41.9%	31.1%	54.1%	33.4%	33.4%

% of total gross profit	76.1%	62.7%	16.1%	18.1%	7.2%	7.0%	0.6%	2.6%	100.0%	100.0%
Other operating revenues	5,093	5,059	401	528	938	1,164	27	103	6,459	6,854
Selling expenses	(21,813)	(16,585)	(6,041)	(5,826)	(2,421)	(2,432)	—	—	(30,275)	(24,843)
General and administrative expenses	(2,958)	(1,904)	(197)	(150)	(164)	(106)	(8)	(24)	(3,327)	(2,184)
GP - R&D Costs	1,077	(492)	255	(36)	187	(26)	41	(7)	1,560	(561)
Other income (taxes)	128	164	28	21	21	14	—	—	177	199
Depreciation and amortisation	(6,853)	(9,535)	(413)	(1,026)	(140)	(185)	4	(24)	(7,402)	(10,770)

Operating profit (loss)	3,831	743	200	448	1,199	1,111	301	1,057	5,531	3,359
% of net sales	3.9%	0.9%	2.2%	4.9%	16.8%	17.4%	39.6%	56.7%	4.8%	3.2%

% of total operating profit	69.3%	22.1%	3.6%	13.3%	21.7%	33.1%	5.4%	31.5%	100.0%	100.0%
Non-recurring income (expense)									(134)	4,736
Non-recurring expense									2,649	(971)

Profit (loss) before income									8,046	7,124

Income taxes										(334)
Net profit										6,790

EBITDA	10,683	10,261	613	1,491	1,340	1,308	297	1,069	12,933	14,129

% of net sales	10.9%	11.9%	6.8%	16.3%	18.8%	20.4%	39.0%	57.3%	11.3%	13.6%
% of total EBITDA	82.6%	72.6%	4.7%	10.6%	10.4%	9.3%	2.3%	7.6%	100.0%	100.0%

Group performance

The volume of motorcycle sales during 2004, 36.560 units, was 4.8% lower than the same period in 2003. In particular, after a major increase in the first quarter, sales slowed during second and third quarter due to a general market slow-down and a reduction in registrations.  The year was concluded with a growing fourth quarter (+12.3% in units) mainly thanks to the success on the new Superbikes.

Analysis of sales by family shows a different situation from 2003.

Sales of the Superbike family were higher than in 2003 (+9,7%). In particular there has been a significant increase in the lower end of the range, mainly due to the introduction of the new 749R. Unit sales were in line in the 999 range. Finally, it should be noted that the 998Final Edition and the 998Matrix both achieved a good level of success.

The 49% fall in sales of the Supersport family was largely due to a significant contraction in sales at the upper end of the range, namely the 1000SS.

The Sport Touring family has seen the most significant increase (+32%), thanks to the appreciation shown by customers in the new three-valve engine ST3, as well as in the restyling of the entire range.

The sales of the Monster family were in line with 2003. This decrease in the 800 and 1000 range was completely offset by the success of the 620 and the S4R which sold more than 4,400 units in 2004.

Finally, the Multistrada 1000 DS experienced a drop in sales with respect to 2003 (-35%). However it must be noted that sales for 2003 had been strongly influenced by the considerable demand for a model that was, at the time, absolutely new for Ducati, and by the need to create an initial stock of products for approximately 800 Ducati dealers world-wide.

Independent dealers continued to open new Ducati stores in Italy and abroad during 2004. As of 31 December 2004 there are 151 Ducati Stores that inform consumers about the history of Ducati, and present the “Ducati” world of motorcycles, accessories and apparel in a manner which is consistent with our image.

Value of production

The value of production during the year ending 31 December 2004 was € 417.2 million, compared with € 428.5 million in the same period of the prior year, down  € 11,3 million (-2.6%). This decrease was due to both lower revenues from the sales and to a decrease in the production as well as the negative foreign exchange loss effect.

Output of motorcycles during the year ending 31 December  2004 totalled 35,388 units, down 3,1% with respect to the previous year. The decrease is due to the production adjustment to the real market demand lower than expected. The volume of motorcycle sales, € 302.2 million, was 4,4% lower than the previous year. The decrease mirrors the decrease in volume (-4,9%). At constant exchange rates, the decrease of revenues would have been 2.0%.

Sales in the other categories of Ducati products (spare parts, accessories and apparel) for the year ending 31 December 2004 amounted to € 75.9 million, up 8.2% compared to the previous year. At constant exchange rates, there would have been an increase of 11.0%.

The increase in the sector “other” is mainly due to the motorcycles rental to the private G.P. team as well as to other revenues related to WDW 2004.

Analysis of the volume of motorcycles sold in the principal geographic markets highlights an increase in the United States (+14.7%), in non-subsidiaries countries (+8.7%), and in Italy (+3,8%), while highlights a decrease in France (-6,1%), in the Benelux countries (-17,1%), in Germany (-30.9%) in Japan (-33.0%) and in the UK (-30.0%). These severe drops reflect the contraction in the reference market, which are due both to macroeconomic factors and to the motorcycle sector in particular.

Analysis of the registration statistics is also important in order to understand the trend in Ducati motorcycle sales. Accepting that there is a certain delay in the release of official numbers, the following information is based, in part, on preliminary data from official sources and, in part, on estimates by management: registrations during the year 2004 totaled about 36,100 units (38,100 during 2003), with a decrease of 5% with respect to the previous year. There were increases in United States (+ 15%), in non-subsidiaries countries (+4%) .On the other hand there were decreases in Italy (-6%), in France (-1%), in U.K. (-13%), in Germany (-20%), in Japan (-19%) and in Benelux (-17%).

Consumption of raw materials

The consumption of raw materials and related expenses amounted to € 179.1 million as of 31 December 2004, compared with € 191.4 million during the period of 2003, down € 12,3 million (-6,4%). The decrease reflects lower production with respect to the previous year, as mentioned above.

Other operating expenses

Other operating expenses totaled € 141,3 million in the year 2004, with respect to € 134.6 million reported in the last year, up €6,7 million. This increase is due to rebates, warranty and racing costs as well as to the cost of organizing World Ducati Week. Other operating expenses have increased as a percentage of the value of production from 31.4% as of 31 December 2003 to 33.9% as of 31 December 2004.

Provisions for doubtful accounts and writedowns

The provision for doubtful accounts for the year 2004 , is in line with the same period of 2003 and was recorded to cover risks associated with specific customers of certain foreign subsidiaries including those in the United States, Germany, France and Italy.

Provisions for risks and charges

Provisions amounted to € 5.3 million as of 31 December  2004, up by € 0.6 million respect the same period of 2003, and they mainly relate to guarantee costs.

Payroll and related costs

Payroll and related costs amounted to € 51,2 million to 31 December 2004 is in line with the same period of 2003. These costs absorbed 12.2% of the value of production, compared with 12.0% last year.

Gross operating profit (EBITDA)

Gross operating profit amounted to € 39.1 million as of 31 December 2004, compared with € 45.2 million of the previous year, down € 6.1 million (-13.5%). As a percentage of the value of production, gross operating profit decreased to 10.5%, compared with the 9.4% seen during the year 2004 mainly due to unfavourable exchange rate fluctuations.

Depreciation of property, plant and equipment and amortisation of intangible fixed assets

Depreciation for the year ending 31 December 2004 amounted to € 35.6 million against € 38,9 million of the previous year. The decrease of € 3,3 million is partially due to the physiological movements of the depreciation and amortisation as well as the assessment which took place in the last quarter 2004 on the basis of a third party appraisal about the useful lives of some categories of property plant and equipment, particularly: non specific plants (from 10 to 15 years), specific plants (from 5.7 to 12 years), automated workstations (from 4.5 to 12 years).

On the basis of the said appraisal, a further consideration about a more accurate split of the historical cost between land and building was carried out. These considerations were also functional to the imminent introduction of IFRS (International Financial Accounting Standards) as from the 2005 financial year. As a result of applying these new considerations, the book value of these properties, plants and equipment as of 31 December 2004 is higher by € 2,142,000.

Operating profit

The operating profit for the year 2004 was € 3.6 million, compared with € 6.3 million in the comparative period of last year, down € 2.7 million. As a percentage of the value of production, operating profit decreased from 1.4% for the year 2003 to 0.9% for the year 2004. As already mentioned the decrease was mainly due to the reduction in the volume of motorcycle sales as well as the exchange rate effect on revenues in foreign currency only partially counterbalanced by the reduction in product and product process costs.

Net financial income (charges)

Net financial charges amount to € 4.8 million for the year 2004, compared with € 6.8 million for the year 2003, with a decrease of € 2.0 million in the financial management for exchange rate fluctuations.

Net non-operating income (expense)

Net non-operating expenses to 31 December 2004 totaled € 0.01 million, as compared with € 0.04 million of the previous year.

Out-of-period taxation

This caption, which amounts to a total of € 393,000, reflects the € 61,000 costs incurred in May 2004 by Ducati Motor Holding S.p.A. and its subsidiaries Ducati Corse S.r.l. and Ducati.Com S.r.l., following their acceptance of the tax amnesty, as well as ICI (real estate tax) relates to fiscal year 2000 e 2001 for € 186,000 and for € 154,000 relating to a tax assessment on the German subsidiary .

Restructuring costs

These costs came to zero for the year ending 31 December 2004, but amounted to € 4.0 million for 31 December 2003, as they related to the corporate reorganisation plan that provides for the termination by mutual agreement of a certain number of employees in exchange for severance incentives, as approved by the Board of Directors of the parent company on 5 March 2003 (first part) and 8 April 2003 (second part).

Profit / (Loss) for the period – before taxation

The Ducati Group’s pre-tax loss for the period ending 31 December 2004 amounts to € 1.8 compared with a net profit of € 0,1 million of the previous  year, with a variation of € 1.9 million.

The main reasons for this decrease are linked to the lower volume of sales for the year 2004.

EBITDA (Profit before financial income and expense, taxation, depreciation, amortisation and net non-operating expense)

In view of the importance of this parameter, which is used by management for control purposes, it is useful to highlight that the result of € 39.1 million reported for the year 2004 compares with € 45.2 million from the previous year, down by € 6.1 million (–13.5%).

As a percentage of net sales, EBITDA decreased from 11.6% to 10,2%.

This is mainly explained by:

•	increased commercial and guarantee costs (-2.6%);
•	the adverse exchange-rate effect, especially with regard to the dollar (-1.6%);
•	offset by the reduction in cost of product (+1.6%);
•	higher sales of related products (+1,2%).

SECTOR INFORMATION

The following table indicates the contribution made by each business sector within the Ducati Group to total net sales, gross profit, operating profit and EBITDA:

	Motor cycles	Spare parts	Accessories and apparel	Other	Total

Net sales	78.9%	11.1%	8.5%	1.5%	100.0%
Gross profit	65.1%	22.9%	9.5%	2.5%	100.0%
Operating profit	na	na	na	na	na
EBITDA	60.5%	19.0%	11.5%	9.0%	100.0%

Motorcycles

Analysis of the statement of operations by sector clearly shows that motorcycles are the dominant sector within the Ducati Group, contributing about 78.9% of net sales.

The sales of motorcycles were 4,4% lower than in 2003 mainly due to a reduction in sales volume and negative exchange rate effect. At constant exchange rates, the reduction would have been 2.0%.

The motorcycle contribution margin rose from 28.7% to 29.7%, thanks to the reduction in product cost. EBITDA of the sector decreased from 8.9% of net sales in 2003 to 7.8% in 2004, due to lower bike sales.

Spare parts

Sales in this sector recorded an increase of 3,9% in comparison with the same period of last year, in spite of the negative exchange rates. At constant exchange rates, growth would have been 6.6%.

The contribution margin for the sector, 74.0% of net sales, is in line with year.

Operating profit and EBITDA are down from 15.4% to 7.4% of net sales and from 26.1% to 17.4% of net sales, respectively, due to the increase in sales and warranty costs.

Accessories and apparel

Sales of accessories and apparel increased by 14,4% in the first nine months of 2004 with respect to the comparative period of last year. At constant exchange rates, the increase would have been 17,3%. The strong increase derived from the success of the new catalogue of accessories under the Ducati Performance brand name, as well as the introduction of two new lines of sports apparel, one “old style” and one inspired by MotoGP.

The contribution margin for the sector, 40,6% of net sales, is down slightly with the value indicated for the first nine months of 2003 due to a different product mix .

Operating profit and EBITDA of the sector also decreased from 12.9% to 11.2% and from 16.0% to 13.8% of net sales, respectively, due to the increase in commercial expenses.

Other

This sector comprises the revenues generated from the sale of services. The significant increase seen in 2004 relates to amounts received for sale of tickets for World Ducati Week, for the driving school (Ducati Riding Experience), the hire of motorcycles and of motorbikes and engines rentals to the MotoGP “satellite team”.

Criteria for the preparation of sector information

The criteria adopted to allocate revenues and costs by sector are set out below.

In general, unless stated otherwise, allocation on the basis of sales refers to the sales of the motorcycle, spare parts, and accessories and apparel sectors, excluding engine sales and other revenues.

Sales are allocated on a detailed basis with reference to the specific sector of the individual products sold.

The cost of sales is allocated on the following basis:

•	purchased materials and the cost of external processing are allocated on a specific basis with reference to the bills of materials of the products concerned,

•	direct production costs, comprising the cost of the direct workshops including labour, are 100% allocated to the motorcycle sector,

•

indirect production costs, comprising the total cost of the indirect production departments such as the warehouses of raw materials and finished motorcycles, logistics and general factory services, are 100% allocated to the motorcycle sector,

•	expensed R&D costs, comprising 30% of the technical office costs and the associated departments, are 100% allocated to the motorcycle sector.

R&D costs mainly relate to studies and research for the development of new models or the improvement of existing models. The capitalised portion of R&D costs mainly relates to projects associated with the development of engines and new models of motorcycle. The research programme focused, in particular, on finding ways to reduce vehicle weight, improve their aerodynamic characteristics and optimise engine performance, as described in more detail in the related explanatory note to the consolidated financial statements.

Other operating revenues are allocated as follows:

•	sponsorship is allocated based on sales, since this activity benefits the sales of products in all sectors,

•	royalty income is 100% allocated to the apparel sector since it is recognised in relation to this sector’s products,

•	other revenues are 100% allocated to the motorcycle sector.

Selling costs are allocated as follows:

•	sales rebates and incentives are allocated on a specific basis, with reference to the incentive plans established for the various sectors by the commercial department,

•	the provision for product warranties is 100% allocated to the motorcycle sector,

•	carriage out and packaging is allocated with reference to the costs actually incurred to transport the products of the various sectors,

•	the provision for doubtful accounts is allocated in proportion to the sales of the individual sectors,

•	factoring commission expense is 100% allocated to the motorcycle sector,

•	the costs of the commercial function including the related payroll costs are allocated as follows:

	1.	as far as possible on a specific basis (motorcycle shipping department, merchandising office, spare parts inventory, etc.),

	2.	with reference to the sales of the individual sectors for all other departments,

•	the commercial costs of advertising, promotion and special projects managed on a contract basis, as well as racing costs, are allocated with reference to sales,

•	recovered commercial costs relate solely to the motorcycle sector,

•	branch costs are allocated based on the sector sales of the companies concerned, except for the cost of sales rebates and incentives which are allocated on a specific basis,

•	R&D costs related to Moto GP bikes are allocated based on sales, since this activity benefits sales in all sectors.

General and administrative costs relate to the functioning of the individual companies regardless of their business sector and, accordingly, cannot be related directly to a specific sector. These costs are allocated on the basis of sales, including revenues from the sale of engines. Similarly, other income and charges cannot be attributed to specific sectors and, accordingly, they are allocated based on sales; non-operating costs are allocated based on the sales of motorcycles and spare parts.

Depreciation and amortisation are allocated as follows:

•	the depreciation of property, plant and equipment is allocated with reference to the sales of the motorcycle, spare parts and engine sectors,

•	the amortisation of R&D is allocated with reference to the sales of the motorcycle and spare parts sectors,

•	the amortisation of the brand name, no-competition agreements and other deferred costs are allocated with reference to the sales of the various sectors.

Financial income and expense and taxation are not allocated.

Share capital

Following further subscription of the stock option plan, the decision passed by the special meeting of shareholders on 7 September 1998 to increase the capital stock by issuing No. 325,444 new fully subscribed and paid up ordinary shares was put into practice, so that on 31 December 2004 the capital stock changed from € 82,420,500.76 to the present value of € 82,589,731.64 made up of no. 158,826,407 ordinary shares with no nominal value for which dividends are due as of 01.01.2004.

Shareholder information tends to fluctuate since the Company is listed on the stock market, however the names of the principal shareholders disclosed below have been determined by reference to communications and other information received by the Company at the time of the Shareholders’ Meeting held on 6 May 2004, as well as to any updates received between then and the date of approval of this report:

	Number of Shares	%

Tpg Motorcycle Acquisition L.P.	52,657,750	33.15%
Harris Associates LP	7,897,582	4.97%
Giorgio Seragnoli	7,815,692	4.92%
Ducati Motor Holding S.p.A.	3,325,995	2.10%

There have not been any commercial and/or financial transactions with these shareholders.

In addition, considering the new concept of “management and coordination” emerging from the reform of company law (new arts. 2497 et seq. of the Italian Civil Code), the Board of Directors of Ducati Motor Holding S.p.A. has formally declared, with specific reference to relations between the Company and TPG, the relative majority shareholder, that no companies or entities manage or coordinate the Company’s activities since, in reality, decisions regarding the management of the Company are taken on an independent basis by the parent company.

Subsidiary companies

The following subsidiaries are controlled directly by the Company:

•	Ducati France S.A.S. (100% owned).

•	Ducati Motor Deutschland G.m.b.h. (100% owned)

•	Ducati Japan K.K. (100% owned).

•	Ducati Benelux B.V. (100% owned).

•	Ducati U.K. Limited (100% owned).

•	Ducati Corse S.r.l. (100% owned)

•	Ducati North America Inc. (100% owned).

•	Ducati Retail S.r.l. (99% owned; the remaining 1% is held by a minority party).

•	Ducati Consulting S.r.l. (85% owned; the remaining 15% is held by three minority shareholders, with 5% each).

Changes in ownership and other corporate events that have taken place during the first half of 2004 are described in the section relating to the Scope of Consolidation.

On 14 April 2004, Ducati Retail S.r.l. was founded. The company has as its main aim the commercialization of all forms of motorcycles, motors and other parts and components thereof, as well as all types of accessories and/or tools; repair and/or restoration of motors and/or motorcycles and training activities; collection of all forms of advertising for products and services.

The company is set to remain in operation until 31 December 2050, but the partners may vote to extend this term.

The capital stock is € 110,000 and is subscribed by the partners, in cash, as follows:

•	Ducati Motor Holding S.p.A. subscribes stock with a nominal value of € 108,900.00 equivalent to 99% of said capital stock;
•	the partner Enrico D’Onofrio subscribes stock with a nominal value of € 1,100 equivalent to 1% of the capital stock.

On the date this report was drawn up, 25% of the capital stock had been paid up.

The company’s financial year will end on 31 December of each year, and the first year ended  on 31 December 2004.

The company will be managed by a Board of Directors, which will remain in office until approval of the financial statements as of 31 December 2007 and comprises the following members:

Federico Minoli   – Chairman of the Board of Directors
Enrico D’Onofrio  – Director
Annalisa Dimonte  – Director and Managing Director
Pierpaolo Guidi    – Director

On 6 May 2004, Ducati Consulting S.r.l. was founded. The main object of the company is to provide consultancy and staff training in the fields of strategy, logistics, marketing, quality production, supplier and security development, organization and development of human resources.

The capital stock is € 100,000 and is subscribed by the partners, in cash, as follows:

•	Ducati Motor Holding S.p.A. subscribes stock with a nominal value of € 85,000.00, equivalent to 85% of said capital stock;
•	the partners Andrea Lipparini, Giovanni Contino, Filippo Pellerey each subscribe stock with a nominal value of € 5,000.00, equivalent to 5% of the capital stock.

On the date this report was drawn up, 25% of the capital stock had been paid up.

The company’s financial year will end on 31 December of each year, and the first year will end on 31 December 2004.

The company will be managed by a Board of Directors, which will remain in office until approval of the financial statements as of 31 December 2007 and comprises the following members:

Federico Minoli – Chairman of the Board of Directors
Andrea Lipparini  – Director
Giovanni Contino – Director and Managing Director,
Filippo Pellerey di Brocchetti  – Director and Managing Director
Gianfranco Giorgini  – Director
Enrico D’Onofrio – Director

Both managing directors are vested with the authority to act as legal representatives of the company, both jointly and separately.

Ducati Motor Holding S.p.A. has commercial relations with the other companies in the Ducati Group responsible for the sale of products in specific countries (the United States, Germany, France, Japan, the Netherlands and the United Kingdom). Ducati Motor Holding S.p.A. sells its production of motorcycles to these companies at prices that reflect both local conditions and the competitive and market situations in the nations where the acquiring companies operate.

There are trade receivable and payable balances between the Parent Company and the subsidiaries, as follows:

	Receivables	Payables

	€ 000	€ 000
Ducati France S.A.S.	9,906	459
Ducati Motor Deutschland G.m.b.H.	15,424	106
Ducati Japan K.K.	19,692	108
Ducati Benelux B.V.	4,029	118
Ducati U.K. Limited	5,892	358
Ducati Corse S.r.l.	25,517	10,186
Ducati North America Inc.	18,621	13
Ducati Retail S.r.l.	107	144
Ducati Consulting S.r.l.	23	120

Total	99,211	11,612

Subsidiary companies operate independently from a financial standpoint, although some of them benefit from particular types of centralised financing, including loans from Ducati Motor Holding S.p.A., especially at certain stages in their development cycle such as the start-up period or during difficult market conditions.

Distribution subsidiaries are normally able to self-finance their activities from the profits generated by their operations together, where necessary, with the without-recourse factoring of trade receivables.

As of 31 December 2004, the only significant financial liability of Ducati Motor Holding S.p.A. towards other Group companies relates to the unpaid quota capital of Ducati Corse S.r.l., of € 7.4 million, along with the € 64,000 due to Ducati Consulting S.r.l. for payment of 75% if its share capital, which has not yet been made.

In the account receivables towards Ducati Corse S.r.l. the outstanding amount relating to the sale of the “Ducati Corse” brand name which took place in December 2004 is already included. The credit amount is € 27.6 million and the value of the brand was determined by an independent expert.

There is, in fact, a special relationship between Ducati Motor Holding S.p.A. and Ducati Corse S.r.l..

In particular, Ducati Corse S.r.l. was created to separate from Ducati Motor Holding S.p.A., a production and marketing company, all those aspects associated with the world of racing and the related research and development activities.  Accordingly, there was a need to regulate in a suitable manner the transactions between these two companies.

As a result, the following contracts have been signed:

•	Lease of the racing business.
•	Contract for the sponsorship of sporting activities.
•	R&D contract under which Ducati Corse S.r.l. carries out R&D for Ducati Motor Holding S.p.A. in relation to sporting activities, although the results may also be used in the production of motorcycles.
•	R&D contract under which Ducati Corse S.r.l. carries out R&D for Ducati Motor Holding S.p.A. in relation to the development of a GP motorcycle.

With regard to the sponsorship contract, the amount of € 516,000 relating to the sponsorship contract between the parent company Ducati Motor Holding S.p.A. and the subsidiary Ducati Corse S.r.l. is missing in the first half of 2004 compared with the period ending 30 June 2003. This contract was terminated in January 2004. The reason for this decision is in the greater level of independent management achieved by Ducati Corse S.r.l. in the racing world, thanks to the financial support obtained from sponsors, which have increased in number and in contribution, particularly during the last year, following the debut in the Grand Prix World Championship. The increase in revenue from sponsorship has enabled Ducati Corse S.r.l. to forego the necessary funding supplied during the initial phase by Ducati Motor Holding S.p.A. as one of its main sponsors. At the same time it must be underlined that Ducati Corse S.r.l. has succeeded in this ambitious project thanks to the agreement that still exists with the parent company in terms of R&D, which has made it possible to prepare for the MotoGP, resulting in a considerable return in terms of image.

As already shown above in the chapter “Financial operations” some foreign controlled companies are involved in the securitization program.

l. on behalf of Ducati Motor Holding S.p.A. via its website, www.ducati.com.

Fellow subsidiaries

None.

Number and nominal value of own shares or shares in parent companies held by the Company, either directly or through trustees

As of 31 December 2004, the Company holds a total of 3,769,249 own shares (293,235 as of 31 December 2003). Their reported value reflects the market valuation of these shares as of 31 December 2004 € 0.871 each.

Number and nominal value of own shares or shares in parent companies purchased or sold during the period

During 2004 Ducati Motor Holding S.p.A. purchased its own shares, in full compliance with the applicable regulations, in order to support the liquidity of Ducati shares on the Italian stock market.

These purchases were made in accordance with the shareholders’ authorisations dated 7

Significant events subsequent to the period ended 31 December 2004

After closing the fourth quarter of 2004, the Director Alessandro Foti resigned as Director and President of the Internal Audit Committee of Ducati Motor Holding S.p.A. In its meeting of 19 January 2005, the Board of Directors nominated Director Andrea Lipparini as member of the Internal Audit Committee to replace Alessandro Foti.

Outlook for operations

After reporting a positive first half of 2004, Ducati business reversed over the summer, due to a difficult market situation and the delayed introduction of our high volume new model Monster S2R and high margin new 999. Market environment and the continuous devaluation of the dollar turned 2004 into a more difficult year than anticipated.  The good acceptance of our new products and the production start up in November of the new models will allow us to recover part of the losses before year end and to look with confidence to 2005.

On the positive side Ducati delivered its best fourth quarter ever in term on shipments and revenues thus managing to be slightly cash positive and a better net financial position versus 2003 despite the decrease of operational cash flow.

We expect a recovery in sales in 2005 with a good EBITDA level, a return to profit and a lower net debt, fuelled by the new entry level S2R, the Multistrada 620 and the already pre-sold Sport Classic line.

For the Board of Directors
The Managing Director

(Federico Minoli)